December 22, 2004

Via Facsimile and U.S. Mail

Joseph M. Fiamingo
Chief Executive Officer
International Wire Group, Inc.
101 South Hanley Road, Suite 1050
St. Louis, Missouri 63105

Re:	International Wire Group, Inc.
      	Form S-1 filed on November 24, 2004
      	File No. 333-120736

Dear Mr. Fiamingo:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you disclose that you received an opinion from a nationally recognized financial advisor that the price regarding the sale of Wire Harness was fair. We also note that you disclose you obtain independent appraisals. Either identify the experts you refer to in the registration statement and file their consents or delete any references to them. Refer to Item 436(b) of Regulation C.

Prospectus Cover Page
2. Please specify the price or range of prices at which the selling shareholders will offer the shares registered in this offering. See
Item 501(b)(3) of Regulation S-K. Please note that you may include language specifying that the price range will apply until your shares begin trading on an exchange or market or you may file a post-effective amendment to switch to a market price when your shares begin trading on an exchange or market.

Summary, page 1
Recent Developments, page 2
3. Please specify the alternatives you are considering for the insulated wire division and quantify the amount of your business this division represents.

Summary Consolidated Financial Data, page 4
4. Provide statement of operations data through net income (loss).

Risk Factors, page 6
5. Please delete the second and third sentences of the introductory paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

6. In some of your risk factors you state that you cannot assure a particular outcome. The real risk is not the lack of assurance, but rather, for example that your business will not grow or achieve profitability in the near term. Please revise your risk factors to state the actual risk and the potential impact on your company and shareholders.

7. Please avoid language in risk factors like "adversely affect," or
"material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations.

Risks Related to Our Common Stock, page 6
8. Please disclose in a risk factor that your assets are pledged as security for your indebtedness and how this affects shareholders in the event of a bankruptcy filing.

We may be unable to list our stock... page 6
9. Please revise this risk factor to also disclose that it will be difficult for holders of common stock to sell their stock if your shares are not listed.

Risks Related to Our Business
10. Please include appropriate discussion of your decreases in net sales and the reasons underlying them.

11. We note the disclosure on page 20 that you believe there is excess industry-wide capacity. Please describe the effects this has on your company in a risk factor.

12. If material, please include a risk factor discussing the impact on your business if you lose Yazaki Corp., as a customer.

13. Please describe the provisions of your certificate of incorporation that could discourage transactions that would result in a change in control of the company and the impact this may have on shareholders.

Demand for our products is largely dependent... page 9
14. Please disclose the negative trend information in the automobile industry as disclosed on page 19.

We are subject to foreign currency fluctuations, page 9
15. Please clarify that you do not presently have any currency hedging programs.

The principal raw material used in our products... page 9
16. Please remove the mitigating language that appears in this risk factor with respect to the pass-through arrangements so that the information provided supports the risk discussed, instead of mitigating it. You can provide mitigating language in your business discussion later in the prospectus.

17. Please quantify the increase in premiums charged to convert copper cathode to copper rod.  It appears from disclosure on page
38
that such premiums have increased 20.7%.

Special Note Regarding Forward-Looking Statements, page 11
18. Please revise the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Unaudited Pro Forma Consolidated Financial Data, pages 12-16
19. Revise the notes to the pro forma statements of operations for the period ended 9/30/04 and the year ended 12/31/03 to provide sufficient information to enable an investor to re-compute each pro forma adjustment.

20. Revise the notes to the pro forma statement of operations for the period ended 9/30/04 to disclose and discuss the expected impact that the bankruptcy proceedings, including adopting fresh-start accounting, and recording inventories at fair value are expected to have on future operating results. Clarify that the pro forma statements of operations don`t include these items since they are directly attributable to the bankruptcy and non-recurring.



Management`s Discussion and Analysis, page 19
21. Please discuss any known trends in your reported results that occurred or are likely to occur and may affect future results.
Please see SEC Release No. 33-8350.

Results of Operations, page 22
22. If you identify multiple factors as impacting your results of operations, quantify the impact of each factor you identify, to the extent practicable.

23. Revise the discussion of your results of operations to disclose and discuss each line item below operating income (loss) for the periods presented.

24. We note that accounts receivable increased 13% and net sales decreased 3% in 2003. We also note that the allowance for doubtful accounts as a percentage of accounts receivable decreased in 2003. Disclose why receivables increased, in light of the decrease in sales, and why the allowance declined, in light of the increase in receivables. Also, discuss the factors that resulted in the decrease in bad debt expense.

Liquidity and Capital Resources, page 29
25. Your discussion of cash flows (used in) provided by operating activities, repeats information that a reader can readily obtain from the balance sheets and statements of cash flows and does not address the annual periods. Revise your disclosures to discuss the reasons for changes in working capital items and to address the annual periods. Specifically address changes in accounts receivable and accrued and other liabilities during the annual and interim periods.
Refer to SEC Release 33-8350.

26. Your tabular disclosure of contractual obligations does not appear to include all future obligations. Revise the historical and pro forma tables to include all future obligations including estimated interest payments related to outstanding debt and other long-term liabilities recorded under GAAP, such as expected funding requirements for employee benefit plans. Refer to Item 303(a)(5) of
Regulation S-K and Release 33-8182.

Business, page 33
Environmental Matters, page 40
27. Please tell us the amount you spend on the investigation and remediation activities at your plants in Rome, New York, and Bremen,
Indiana.




Management, page 43
Compensation Committee Interlocks and Insider Participation, page
48
28. In this section you state that compensation decisions are made by the board of directors. Please clarify what duties are performed by your compensation committee and how they interact with the board of directors.

Certain Relationships and Related Transactions, page 53
29. Please file the agreement with Prime Materials Recovery as an exhibit to the registration statement.

Selling Security Holders, page 55
30. Please identify the natural persons who have voting and/or investment control over the shares listed in the selling security holder table for Hicks Muse. Please refer to Rule 13d-3 to assist you in making this determination.

31. Please disclose the percentage of outstanding common stock each selling security holder will own after the offering pursuant to Item
507 of Regulation S-K.

Consolidated Financial Statements
General
32. Revise the notes to the annual and interim financial statements to disclose the specific nature of the expenses included in reorganization expenses and bankruptcy reorganization expenses during the annual and interim periods.

Note 2 - Significant Accounting Policies, Revenue Recognition
33. Confirm to us, and revise your disclosure to clarify, that you recognize revenues and related costs when goods are delivered for items shipped F.O.B. destination point and when goods are shipped for items shipped F.O.B. shipping point. Also, tell us how you evaluated and determined that the customer acceptance provisions in your sales arrangements don`t require you to recognize revenue upon customer acceptance. Please provide us a roll forward of your return provisions for the periods presented. If material, consider including this roll forward in the notes to your financial statements or in schedule II.

34. We note you disclosed in MD&A that you provide tolling services.
Revise your policy to disclose when and how you recognize revenue under tolling service arrangements. If applicable, separately disclose tolling service revenues and related costs of services in the statements of operations as required by Rules 5-03(1) and (2) of
Regulation S-X.

Note 5 - Goodwill and Intangible Assets, Net
35. Please explain to us how you initially allocated Goodwill between your segments.

36. Provide all the disclosures required by paragraph 47 of SFAS
142.
We note the current disclosures under change in accounting principle however, we believe more comprehensive disclosures should be provided. In addition, revise MD&A to disclose and discuss the goodwill impairments you recorded during the periods presented, including when you adopted SFAS 142.

Note 7 - Related Party Transactions and Discontinued Operations
37. Tell us the material terms of the supply agreement with Viasystems.

Note 11 - Retirement Benefits and Stock Option Plans
38. Please explain to us how you determined the amount of non-cash income during the periods presented.

Note 14 - Litigation
39. Provide us additional information related to product liability claims associated with National Union and with your indemnification of Viasystems. We generally believe that product liabilities are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant`s financial condition, results of operations, or liquidity. Tell us: the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency; whether liabilities and recoveries from third parties are recorded on a gross basis; the material components of the accruals and significant assumptions underlying estimates; a roll-forward of claims during each period presented; the average settlement costs for each period and the aggregate settlement costs to date.

40. Revise MD&A to provide a meaningful analysis as to why the amounts you charged to discontinued operations in each period were recorded and how the amounts were determined. In addition, disclose and discuss the basis for your conclusion that the remaining matters will not have a material adverse effect on the Company, in light of the historical charges.

Interim Consolidated Statements of Operations
41. Parenthetically disclose the stated amount of contractual interest expense during the period you were in bankruptcy.

Signatures
42. Please revise to identify your principal accounting officer.


Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Melinda Hooker at (202) 824-5459 or, in her absence, to Anne McConnell at (202) 942-1795. Direct questions on other disclosure issues to Chris Edwards at
(202)
942-2842 or in his absence to Jennifer Hardy, Branch Chief, at
(202)
942-2864.  You may also call the undersigned Assistant Director at
(202) 942-1950, who supervised the review of your filing.



Sincerely,



Jennifer R. Hardy
Branch Chief

Cc:	R. Scott Cohen, Esq.
	Michael B. Farnell, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
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Joseph M. Fiamingo
International Wire Group, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE